300 State Street East
Suite 226
Oldsmar, FL 34677
813-749-8805
215-689-2748

July 17, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:       Ms. Anita Karu, Esq

Re:           FTS Group, Inc.
         Registration Statement on Form SB-2
 File No. 333-133749

Dear Ms. Karu:

I am the Chief Executive Officer of FTS Group, Inc. (the “Company”).  In response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 26, 2007, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Scott Gallagher

Scott Gallagher
Chief Executive Officer, FTS Group, Inc.